UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated November 26, 2018 titled "Seanergy Maritime Holdings Corp. Announces the Successful Completion of Sale & Purchase Transactions."

This Report on Form 6-K and the exhibits hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-226796 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: November 26, 2018	/s/ Stamatios Tsantanis
By: Stamatios Tsantanis Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Announces the Successful Completion of Sale & Purchase Transactions

November 26, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) reported today the successful completion of the previously announced sale and purchase agreements. On November 22, 2018 the Company took delivery of the M/V Fellowship, a 179,759 deadweight ton ("dwt") Capesize dry bulk vessel, built in 2010 at Daewoo Shipbuilding in South Korea. The Company entered into the agreement to acquire the M/V Fellowship in August 2018.

Furthermore, the Company has completed the sales of two Chinese built Supramax vessels. Specifically, the M/V Gladiatorship, built in 2010 at CSC Jinling Shipyard, was delivered to its new owners on October 11, 2018 and the M/V Guardianship, built in 2011 at the same yard, was delivered to its new owner on November 19, 2018.

The acquisition of the M/V Fellowship was financed by a combination of cash on hand and a senior loan facility. The existing lender of the two sold Supramax vessels agreed to rollover the underlying loan amount by funding the acquisition of the M/V Fellowship on substantially the same terms.

The M/V Fellowship is currently on time-charter to a major European charterer at a gross daily rate of $17,150, with latest redelivery in January 2019.

Stamatis Tsantanis, the Company's Chairman  & Chief Executive Officer, stated:

"We are pleased to take delivery of another high quality modern Capesize vessel built in S. Korea. We remain committed to further accretive acquisitions in the Capesize segment, as we strongly believe that it has the best fundamentals in the dry bulk industry. Following the addition of the M/V Fellowship to our fleet, Seanergy is now the only pure-play Capesize owner publicly listed in the U.S."

The Company currently operates the following fleet:

Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Fellowship	Capesize	179,759	2010	Daewoo
Championship	Capesize	179,238	2011	Sungdong
Partnership	Capesize	179,213	2012	Hyundai
Knightship	Capesize	178,978	2010	Hyundai
Lordship	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,320	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Total / Average		1,748,644	9.7 years

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize shipowner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,644 dwt and an average fleet age of about 9.7 years.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP" and class A warrants under "SHIPW".

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com